Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of the consolidated operating and financial performance of Claude Resources Inc. (“Claude” or the “Company”) for the years ended December 31, 2012 and 2011 is prepared as of March 27, 2013. This discussion is the responsibility of Management and has been prepared using International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. This discussion should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto. The Board of Directors has approved the disclosure presented herein. All amounts referred to in this discussion are expressed in Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc., incorporated pursuant to the Canada Business Corporations Act, is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada.

The Company’s revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan, which includes 43,900 acres (17,750 hectares) and is comprised of five mineral leases and extensive surface infrastructure. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan. The Amisk Gold Project is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit and a large number of gold occurrences and prospects. At 99,800 acres (40,400 hectares), this gold and silver exploration property is one of the largest land positions in the Flin Flon mineral district. Claude also owns 100 percent of the Madsen Property located in the Red Lake gold camp of northwestern Ontario. The Madsen Project comprises over 10,000 acres (4,000 hectares) and boasts historical production in excess of 2.4 million ounces, making it the third largest gold producer in the Red Lake camp in Ontario, Canada. Infrastructure includes a fully functional 500 ton per day mill, a 4,125 foot deep shaft and permitted tailings facility. (1)

The Company’s Seabee, Amisk and Madsen properties contain large, long life mineral resources in the politically safe jurisdiction of Canada. All three properties, and their related deposits, contain over one million ounces of gold in the ground inventory and have significant leverage to the price of gold and provide valuable long-term opportunities for the Company and its shareholders. Management intends to further develop shareholder value by maintaining and advancing these projects in a financially prudent manner, which will include the monitoring of the attractiveness of these projects and the evaluation of alternatives to improve their economics.

Going Concern

The Company’s consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, which assumes the Company will be able to meet the mandatory debenture repayment coming due on May 23, 2013 (Note 11). As at December 31, 2012, the Company has a working capital deficiency of $4.1 million. The working capital deficiency results primarily from the Company’s debentures amounting to $9.7 million (Note 11) that are classified as a current liability as their contractual repayments terms are due in less than one year.

As a part of the Company’s plan to refinance the outstanding debenture obligations, the Company, subsequent to December 31, 2012, executed a non-binding term sheet with Crown Capital Partners Inc. (“CCP”) for an additional long-term debt facility of $25.0 million (Note 22). The Company is currently in final negotiations to close this new debt facility which will provide liquidity for the repayment of the outstanding debentures as they come due on May 23, 2013. There can be no assurance that the Company will be able to finalize and close the debt facility at the terms specified in the non-binding term sheet, or at all. The uncertainty of closing the new debt facility to refinance the Company’s working capital deficiency, attributable to the debenture repayment requirement in May 2013, results in a material uncertainty and therefore casts substantial doubt as to the Company’s ability to continue as a going concern. If the Company is unable to finalize and close the debt facility, it would be required to obtain additional sources of financing (debt or equity).

The Company’s financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used.

Production, Exploration, and Financial Highlights

Seabee Gold Operation Production

•	Production: 49,570 ounces produced (2011: 44,756 ounces produced) and 48,672 ounces sold (2011: 44,632 ounces sold). The increase in ounces sold and in average realized price per ounce, partially offset by increased production costs, has positively impacted net cash margin per ounce sold year over year. For fiscal 2013, the Company is forecasting production of 50,000 to 54,000 ounces. Claude expects significant reduction in total Company expenditures which is largely attributable to the completion of major upgrades to the Seabee Operations (including equipment and facilities) in 2012, major projects being completed and a reduced capital spend in 2013 ($12.4 million in 2013; $27.9 million in 2012). After achieving a record mill throughput of 275,235 tonnes in 2012, the Company is forecasting that this trend will continue in 2013 with production and milling of approximately 300,000 tonnes.
•	Seabee Mine Shaft Extension Project: After a 20 day shutdown, the shaft resumed hoisting ore from the 980 metre level early in the first quarter of 2013. The reduction of trucking distance and ore handling is anticipated to result in lower diesel consumption, reduced maintenance costs and improved ventilation. Overall, Seabee Deep and L62 mining costs are expected to improve by as much as 10 percent per tonne.

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

•	L62 Zone: has been accessed and development is active on three levels. Development tonnage was accessed during the third quarter and production tonnage commenced during the fourth quarter.
•	Development: $18.6 million was spent on underground development, including access to the L62 Zone and advancement towards the Santoy Gap, to increase the number of working faces in 2013.

Exploration

Mineral Reserves and Mineral Resources:

•	During 2012, the Company was able to effectively upgrade nearly half of the Santoy Gap inferred resource into the indicated category while continuing to grow the deposit (which was expanded by 29 percent and observed a four percent increase in grade). Furthermore, the infill drill program demonstrated that a high grade core exists with widths of up to 20 metres. The Santoy Gap deposit, part of the Santoy Mine Complex, represents a great opportunity for the Company due to its proximity to permitted mine infrastructure, low development cost and near-term production potential.
•	Proven and probable Mineral Reserves at December 31, 2012 were 311,100 ounces of gold. Measured and Indicated (“M&I”) Mineral Resources at December 31, 2012 were 344,200 ounces of contained gold. The Santoy Gap deposit contributed 281,200 ounces of this total.

Seabee Gold Operation:

•	Approximately 41,000 metres of regional drilling and 60,000 metres of underground drilling were completed during 2012. The Company’s focus was on L62 and Santoy Gap deposit.
•

Exploration at Santoy Gap was ongoing with one rig performing infill and step-out drilling. Santoy Gap drill results released during the fourth quarter extended the mineralized system down-dip to 650 metres depth and along strike to the south toward the Santoy 8 deposit within the Santoy Mine Complex. In addition, the program discovered a sub-parallel lens to the Santoy Gap, approximately 150 metres to the east. Drill intercepts released during the fourth quarter continue to affirm the high prospectivity of the Santoy Regional Shear Zone, hosting multiple deposits over a three kilometre strike length. Results from this drilling are included in the 2012 resource update released during the first quarter of 2013.

•	Future exploration will focus on evaluating the down-plunge extension of the Santoy Gap and Santoy 8 deposits, expanding recently discovered parallel zones near Santoy and on initial drill testing of several near-Seabee targets. Infill drilling at Santoy Gap, which will begin in the first half of 2013, will also be prioritized to convert additional ounces from the inferred to indicated category.

Amisk Gold Project:

•	The 2012 regional exploration campaign at Amisk, which included approximately 2,600 metres of drilling, investigated a number of high-priority targets, some of which warrant further testing in the future. Consultants will be used to re-interpret historical geophysical data in order to rank and prioritize regional drill targets. Regional potential remains high and exploration maturity low. Field work and extensive compilation in 2012 have resulted in the emergence of an extensive list of exploration targets that are currently being prioritized for assessment in 2013.
•	Advancement of the Preliminary Economic Assessment of the Amisk Gold Project (“Amisk PEA”) will be ongoing in the future.

Madsen:

•	Exploration during 2012 included two underground rigs and one surface rig; 19,000 metres were completed. Testing focused on the 8 Zone Trend as well as the McVeigh and Austin Tuff depth continuity. Encouraging results were returned from the 2012 program, extending the 8 Zone system at depth and confirming conceptual potential beneath the Austin Tuff.

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

•	Phase I and II drill programs at Madsen were successful in confirming and extending the 8 Zone and Austin and McVeigh systems. The Company has demonstrated that Madsen is a high grade gold project that has strong vertical continuity, remaining open at depth and along strike to the northeast. Based on these results, the significant existing resource base and advanced infrastructure, the Company believes that the Madsen Project warrants scoping level analysis. The analysis will provide key input into a decision to advance Madsen towards a pre-feasibility study (which may include further field and underground work) and Preliminary Economic Assessment (“Madsen PEA”), conceptually evaluating the value and development potential of the project.

Financial

•	Revenue: Sales of 48,672 ounces (2011 – 44,632 ounces) at an average price of $1,660 (U.S. $1,661) generated revenue of $80.8 million, a 16 percent increase revenue over full year 2011.
•	Canadian dollar cash cost per ounce of gold (2): CDN $997 (U.S. $998) per ounce, 10 percent higher than the cash cost per ounce of CDN $908 (U.S. $918) reported during the year ended December 31, 2011. The increases are primarily a result of the higher direct mining costs, including labour, energy, maintenance and consumable costs, year over year. The Company is continuing to pursue best practices with the intention of lowering these costs. In addition to external consultants being engaged to provide feedback and recommendations on improving operational efficiencies to reduce unit operating costs, the Company anticipates that the continued contribution of the Santoy 8 Mine Complex (including the Santoy 8 and Santoy Gap deposits), ore feedstock from the L62 Zone and completion of the shaft extension will be positive catalysts in improving production and lowering overall unit operating costs at the Seabee Gold Operation.
•	Net cash margin: Improved to $663 per ounce from $653 per ounce in 2011.
•	Net profit: $5.6 million, or $0.03 per share (2011 – $9.5 million, or $0.06 per share) after a non-cash deferred income tax expense of $3.0 million.
•	Cash flow from operations before net changes in non-cash operating working capital (3): $25.8 million, or $0.15 per share (2011 - $22.2 million, or $0.14 per share).

Outlook

Looking forward, the Company expects to see a return from its investment in capital projects and equipment over the past two years. In the future, Claude will continue to:

i)	Pursue best practices in the areas of safety, health and the environment in all of our operations;
ii)

Improve unit operating costs at the Seabee Gold Operation by implementing a cash flow optimization plan designed to maximize cash flow while further developing satellite deposits including the Company’s Santoy Gap deposit;

iii)	Sustain or increase reserves and resources at the Seabee Gold Operation through targeted exploration and development;
iv)	Advance a scoping level analysis on the Company's 100 percent owned Madsen Exploration Project; and
v)	Complete the Amisk PEA on the Amisk Gold Project.

Operating and Financial

The Company completed its shaft extension project at the Seabee Mine in January 2013. During the remainder of 2013, the Company will see the completion of many milestones including:

•	full production from the L62 deposit;
•	record mill and mine throughput; and
•	access to underground drill chambers to explore and infill drill the Santoy Gap deposit.

For 2013, forecast gold production at the Seabee Gold Operation is estimated to range from 50,000 ounces to 54,000 ounces. Unit costs for 2013 are expected to improve slightly from 2012’s unit cash costs of $997 CDN per ounce. Quarterly operating results are expected to fluctuate throughout 2013; as such, they will not necessarily be reflective of the full year average.

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Access to the Seabee Gold Operation is by fixed wing aircraft to an airstrip located on the property. Large consumables (including diesel and propane) and items related to the upgrading of the mining fleet and mine infrastructure are trucked to the site via a 60 kilometre annual winter ice road from Brabant Lake on Highway 102. The winter ice road is typically in use from January through March. This seasonal trend of purchasing and delivering inventories to the Seabee Gold Operation results in significant cash outflows during the first quarter of the year.

During 2013, the Company expects 350 to 400 semi-trailer loads (2012 winter road – over 500 semi-trailer loads), a result of improved operating effectiveness and fewer capital projects in 2013. The Company has also benefited from lower prices on several of its consumable inventory items, year over year.

At current gold prices and forecast production, Management believes that operating cash flows, in addition to the increased credit facilities negotiated during the first quarter of 2013, will be sufficient to fund the 2013 Winter Ice Road resupply requirements and further development opportunities at the Seabee Gold Operation. With respect to the Company’s outstanding debentures that mature in May of 2013, the Company believes that the closing of the debt financing announced in January 2013 will provide sufficient funding for the redemption.

Capital

During 2013, capital expenditures are expected to include continued investment and expected upgrades at the Seabee Gold Operation.

Capital expenditures at the Seabee Gold Operation in 2013 are estimated to total approximately $31.9 million, funded from a combination of cash on hand, operating cash flow and demand loans. This reduction from 2012 is due to the completion of several major projects, including the shaft extension.

Table 1: Estimate of 2013 Capital Expenditures (millions)

Capital

Development	$16.7
Sustaining capital	9.0
Expansion capital	6.2
$31.9

Development expenditures are expected to be roughly equal between Seabee and Santoy. Sustaining capital costs include expenditures on equipment replacement and tailings water treatment facilities. Expansion capital is expected to focus in the Santoy Gap area to support the Company’s Life of Mine Plan and to generate future returns for the Company.

Exploration

Due to the success of its 2011 and 2012 exploration programs, Claude has elected to reduce its exploration spending during 2013 to $2.7 million from the $14.2 million incurred during 2012. The Company’s exploration program is flexible enough to be adjusted throughout the year.

At the Seabee Gold Operation, exploration expenditures will focus on low cost per ounce targets, proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and to positively impact the Company’s Mineral Reserves and Mineral Resources. The Seabee Gold Operation, consisting of the producing Seabee Mine and Santoy Mine Complex, is Claude’s sole producing asset, has delivered consistent exploration results, remains underexplored and has a number of advanced resource-stage/near-infrastructure targets. Drilling at Seabee is anticipated to consist of the following:

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 2: Summary of Estimated 2013 Drilling at Seabee
Area	Target	Metres
Seabee Regional	Santoy Gap/8 and Near-mine Seabee (surface)	10,000
Seabee Operations	Seabee underground	40,000
Santoy Mine Complex	Santoy 8, 8E and Gap underground	20,000
Total:		70,000

At the Amisk Gold Project, Claude will update its National Instrument 43-101 (“NI 43-101”) resource calculation in conjunction with the completion of the Amisk PEA.

At Madsen, the 2013 operating costs are estimated to be $2.2 million. Contingent on results of the scoping analysis, the operating budget will be re-evaluated.

Continued success from the Company’s exploration programs should serve to:

•	further extend the mine life at Seabee;
•	potentially improve the project economics at the Company’s Amisk and Madsen Projects; and
•	further increase the Company’s total resource base.

mission and vision

The Company’s mission is to create and deliver outstanding stakeholder value through the exploration, development and mining of gold and other precious metals. Its vision is to be valued by all stakeholders for its ability to discover, develop and produce gold and other precious metals in a disciplined, safe, environmentally responsible and profitable manner.

goals and key performance drivers – Measuring the Company’s Results

The Company’s goals and key performance drivers include:

•	Improving operating margins at the Seabee Gold Operation;
•	Sustaining reserves and resources at the Seabee Gold Operation through targeted exploration and development;
•	Pursuing best practices in the areas of safety, health and the environment in all of our operations;
•	Maintaining financial capacity and liquidity in order to reduce financial risk;
•	Considering strategically attractive opportunities and accretive transactions; and
•	Ensuring that the Company’s share price reflects underlying value.

Production and Unit Operating Costs at the Seabee Gold Operation

The combination of strong average realized gold prices per ounce during 2012 has offset the increased mine operating costs, year over year, resulting in improved operating margins for the Company.

During 2012, the Company observed a six percent improvement in Canadian dollar gold prices realized (2012 - $1,660 (U.S. $1,661); 2011 - $1,561 (U.S. $1,578) and increased gold sales volume (2012 – 48,672 ounces; 2011 – 44,632 ounces).

Total Canadian dollar cash cost per ounce of gold (2) for 2012 increased 10 percent to CDN $997 (U.S. $998) per ounce from CDN $908 (U.S. $918) in 2011, primarily as a result of the higher direct mining costs, including labour, energy, maintenance and consumable costs, year over year.

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

During 2012, net cash margin (2) improved to $663 per ounce from $653 per ounce in 2011.

During 2013, the Company will continue to focus on the profitability of the Seabee Gold Operation through a combination of improved grade control, cost controls (including engaging external consultants to provide feedback and recommendations on improving operational efficiencies) and developing the production profile at lower cost satellite ore bodies, including the Santoy 8 and Santoy Gap deposits.

Safety, Health and the Environment

The Company strives to protect the safety and health of its employees and the environment it operates in. Claude is continuing to look for ways to improve processes to increase safety, health and environmental performance.

During 2012, the Company continued to pursue best practices in the areas of Safety, Health and the Environment and its stated goal of “Mission Zero” in matters related to Safety, Health and the Environment. Claude has expanded its Safety, Training and Environment Departments as well as retained external professionals to conduct periodic reviews of its work practices, workplaces and Management Systems. As part of Claude’s commitment towards “Zero Injury” and “Zero Environmental Exceedence”, the Company established operational objectives of reducing these incidents year over year.

To measure its objectives relating to safety, health and the environment, the Company utilizes a Safety, Health and Environment Managements System (“SHEMS”). For Safety and Health, the Company utilizes the Total Recordable Incident Rate (“TRIR”) metric, a common industry rating that is used to determine the number of serious injuries (medical incidents and higher) that a company has for every 200,000 hours worked. Management utilizes the TRIR metric because it considers all incidents that have caused serious harm to the Company’s workforce, thereby enabling the Company to be more proactive with its policies and procedures designed to improve and maintain safety.

Management believes having success in these critical areas will place Claude in a position to be recognized as a leader in matters related to Safety, Health and the Environment.

Resource Base

Results obtained from drilling completed during 2012 from the Santoy Gap deposit were incorporated into, and had a material impact on, the Seabee Mine’s updated NI 43-101 resource calculation as at December 31, 2012 (Please see Claude news release “Claude Resources Inc. Increases Resource Base and Grade at Santoy Gap” dated December 3, 2012). At December 31, 2012, Proven and Probable reserves in the Seabee Gold Operation were 1,575,200 tonnes, grading 6.14 grams per tonne or 311,100 ounces of gold. Mineral Resources at the Seabee Gold Operation included Measured and Indicated Mineral Resources of 344,200 ounces and Inferred Mineral Resources totalling 603,400 ounces.

Financial Capacity

During the first quarter of 2013, the Company expanded its current debt facilities with its existing bank to $25.0 million and executed a non-binding term sheet with Crown Capital Partners Inc. (“CCP”) for an additional debt facility of $25.0 million (please see financing section below). The new debt facilities will facilitate the retirement of the Company’s outstanding debentures (which mature in May 2013) and allow for the necessary expansion capital at Santoy Gap to support the updated Life of Mine Plan.

Strategically Attractive and Accretive Transactions

Late in 2011, Claude and St. Eugene jointly announced that they had entered into a definitive agreement pursuant to which Claude would acquire, by way of a court-approved plan of arrangement, all of the shares of St. Eugene that it did not already own. The acquisition closed on February 1, 2012 and is the logical consolidation of the Amisk Gold Project, including its mineral resources. Claude issued 8.7 million shares as consideration for St. Eugene.

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Looking forward, Management remains focused on executing strategically attractive and accretive transactions that are consistent with the strategic plan and focus of the Company.

Shareholder Value

Management believes that, with current market conditions and share performance, the Company is undervalued. However, the Company continues to make what it believes to be the best decisions to maximize shareholder value. These decisions include:

•	improving the treasury of the Company with the potential completion of the debt restructuring in the first half of 2013;
•	improving or sustaining the resource base at the Seabee Gold operation;
•	developing an updated Life of Mine Plan at Seabee which forecasts an increase to annual production; and
•	taking steps to complete accretive and strategically attractive transactions.

During 2013 and beyond, the Company will continue to advance these projects in order to further develop shareholder value by:

•	rationalizing the application of capital and further implementing cost control programs and systems and processes intended to reduce unit operating costs at the Seabee Gold Operation;
•	advancing a scoping level analysis on the Company’s 100 percent owned Madsen Exploration Project; and
•	completing the Amisk PEA.

In addition to the above, the Company has added seven new managers at the Seabee Gold Operation with a combined 75 years of operating experience. With the continued support from a strong gold price and expanding resources, Claude is confident that the combination of the Company’s Seabee, Amisk and Madsen properties provide a strong production and asset base in established politically safe Canadian mining and exploration districts.

Mining Operations Results

Seabee Gold Operation

At the Seabee Gold Operation, Claude is focused on executing the expansion of its production profile and lowering unit costs over the next several years by maximizing gold output from the near surface Santoy 8 and Santoy Gap deposits as well as increasing margins at the Seabee Mine via the shaft extension project which will provide more efficient transportation of ore and waste from the Seabee Deep and L62 deposits.

The Company is also continuing with its review of operating processes and procedures to identify and implement efficiencies designed to increase production and lower operating costs.

During 2012, the Company milled 275,235 tonnes at a grade of 5.86 grams of gold per tonne (2011 – 257,181 tonnes at a grade of 5.68 grams of gold per tonne). With mill recoveries relatively unchanged year over year, the increase in ounces produced is attributable to increased tonnes milled and slightly grade. The increase in tonnes milled and lower grade year over year was due to increased mining activity at the lower grade Santoy 8 deposit offset by fewer tonnes from Seabee, a function of mine sequencing and development schedules.

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 3: Seabee Gold Operation Annual Production and Cost Statistics

	Dec 31	Dec 31
	2012	2011

Operating Data
Tonnes Milled	275,235	257,181
Head Grade (grams per tonne)	5.86	5.68
Recovery (%)	95.6%	95.3%
Gold Produced (ounces)	49,570	44,756
Gold Sold (ounces)	48,672	44,632
Financial Data
Revenues (CDN$ million)	$80.8	$69.7
Production Costs (CDN$ million)	$48.5	$40.5
Cash Operating Costs (CDN$/oz) (2)	$997	$908
Cash Operating Costs (U.S.$/oz) (2)	$998	$918

Seabee Mine

During 2012, the Seabee Mine produced 32,626 ounces (2011 – 31,448 ounces). This increase was attributable to a 13 percent increase in grade offset by a decrease in tonnes milled which were impacted by prioritization of the Shaft Extension Project.

Table 4: Seabee Mine Annual Production Statistics

	Dec 31	Dec 31
	2012	2011

Tonnes Milled	147,051	160,811
Tonnes per Day	402	441
Head Grade (grams per tonne)	7.21	6.39
Gold Produced (ounces)	32,626	31,448

At the L62 Zone, the series of intercepts with above average true widths and economic gold grades represent a near term opportunity to improve operating margins at the Seabee Operation. These intercepts are near existing underground infrastructure. Development at the L62 Zone was initiated during the third quarter with long-hole production initiated during the fourth quarter.

Santoy Mine Complex

During 2012, the Santoy Mine Complex produced 16,944 ounces of gold (2011 – 13,308). These results were attributable to increased tonnes partially offset by a decrease in grade. Tonnage throughput per day was in line with Management’s expectation for 2012 and is expected to increase during 2013.

Table 5: Santoy 8 Mine Annual Production Statistics

	Dec 31	Dec 31
	2012	2011

Tonnes Milled	128,184	96,370
Tonnes per Day	350	264
Head Grade (grams per tonne)	4.31	4.50
Gold Produced (ounces)	16,944	13,308

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Capital Projects

Mill

The Seabee Gold Operation’s Mill consists of a single stage crushing circuit and a two stage grinding circuit, followed by leaching. The Mill has been expanded to a peak capacity of 1,050 tonnes, with the operation capable of sustaining approximately 850 tonnes per day on average under the Seabee Gold Operation’s current Life of Mine Plan. During the first half of 2012, major upgrade work on the #1 regrind ball mill and an upgrade to the CIP tanks was completed. An eight day planned shutdown, originally scheduled for the third quarter, was completed early in the fourth quarter. Stockpiling of ore occurred during the shutdown and full year production numbers were not impacted.

Further expansions to the Mill are being evaluated to accommodate future sustained capacity and production increases expected from the L62 Zone and the Santoy Gap deposit.

Shaft Extension

The Company’s shaft extension project at the Seabee Mine deepened the shaft from 600 metres to 980 metres. After a 20 day shutdown, this project was completed early in the first quarter of 2013. During the 20 day shutdown the Company was able to maintain production that averaged over 700 tonnes per day throughput to the Seabee Mill which originated from the Santoy Mine Complex and from the upper portions of the Seabee Mine. During the shutdown the Company continued underground development and mining at Seabee Deep and L62 between the 900 and 1100 metre levels.

The shaft extension project was undertaken to provide more efficient transportation of ore and waste from underground to surface. The reduction of trucking distance and ore handling are anticipated to result in lower diesel consumption, reduced maintenance costs and improved ventilation. Overall Seabee Deep and L62 mining costs are expected to improve by as much as 10 percent per tonne.

Camp

In order to accommodate the increased workforce at the Seabee Gold Operation, the Company’s Board of Directors approved upgrades to Seabee’s camp facilities. Modular accommodation facilities were purchased and transported to the Seabee Gold Operation over the annual winter ice road with installation completed early in the second quarter. In addition to the modular facilities, on site construction of other new accommodations began during the first quarter with occupancy beginning late in the third quarter.

Exploration Results

Claude continued to advance its exploration and development strategy during 2012. Exploration at the Seabee Gold Operation focused on expanding and delineating the L62 Zone and Santoy Gap deposit and advancing several regional targets. At the Amisk Gold Project, exploration during the year continued to expand and confirm the NI 43-101 open-pit resource estimate. At Madsen, the Company completed its three-rig, surface and underground drill program during 2012. The program focused on evaluating the 8 Zone Trend, the Austin and McVeigh Tuff and the Main Madsen Trend below the 4,000 foot level.

All exploration activities were carried out under the direction of Qualified Person, Brian Skanderbeg, P. Geo., Senior Vice President and Chief Operating Officer.

Seabee Gold Operation

The Seabee Gold Operation is located northeast of La Ronge, Saskatchewan and is host to the producing Seabee Mine and Santoy Mine Complex as well as the L62 Zone, Santoy Gap and Regional exploration targets.

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Figure 1: Seabee Property regional map showing significant gold deposits and occurrences.

At the Seabee Property, exploration in 2012 was successful in expanding the Gap while converting nearly half of the inferred ounces to an indicated resource. Drilling tested over one kilometre of prospective strike-length north of Santoy Gap deposit toward the Santoy 7 deposit as well as completed the proposed program at the Neptune target. The L62 deposit at Seabee was also expanded up-plunge during the fourth quarter and has been incorporated into the Company’s December 31, 2012 Mineral Reserve and Mineral Resource estimate.

Santoy Region

The Santoy Region includes the Santoy 8 and Santoy Gap deposits, which are part of the Santoy Mine Complex. During 2013, exploration will focus on evaluating the down-plunge extension of the Santoy Gap and Santoy 8A deposits, expanding recently discovered parallel zones near the Santoy Region and on initial drill testing of several near-Seabee targets. Infill drilling at the Santoy Gap deposit will also be prioritized to convert additional ounces from the inferred to indicated category.

Gold mineralization at the Santoy Region is hosted in siliceous, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills. The mineralized lenses dip moderately to steeply eastward and are amenable to bulk mining techniques. Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 500 metres and remains open along strike and down plunge to the north. The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north. The true thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.

The Santoy Gap deposit is located 400 to 900 metres north of underground infrastructure, immediately on strike and adjacent to the Santoy 8 deposit within the Santoy Mine Complex. The Company’s 2012 exploration program focused on aggressively exploring the Santoy Gap deposit and its relationship to the Santoy 8 ore body to depths up to 750 metres. Infill and exploration drilling continued to confirm and expand the Santoy Gap system.

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

A total of 71 holes and 35,000 metres were completed in and around the Santoy Gap and along the Santoy Regional Shear Zone during 2012. The Santoy Gap system remains open down plunge to the north, along strike to the south and at depth. These recent intercepts at depth may link with the existing Santoy 8 resource 300 metres to the south.

Highlights from 2012 Santoy Gap drilling include:

Table 6: Highlights from 2012 Santoy Gap drilling
Hole ID	Easting	Northing	From (m)	To (m)	Grade (g/t)	Width (m)	Zone
JOY-12-630	598791	6170890	272.27	272.77	13.60	0.50	GAP
JOY-12-636	599035	6170957	415.77	432.50	6.91	16.73	GAP
JOY-12-638	599035	6170957	398.00	400.30	13.94	2.30	GAP
JOY-12-643	598950	6170670	181.75	183.57	41.88	1.82	GAP
JOY-12-648	599073	6170506	61.92	62.42	17.25	0.50	Other
		And	158.00	159.00	11.45	1.00	GAP
JOY-12-665	599094	6170889	378.25	380.00	13.84	1.75	GAP
JOY-12-667	599000	6170595	124.57	126.24	10.75	1.67	GAP
JOY-12-670	599010	6170745	253.59	255.97	11.50	2.38	GAP
JOY-12-674	599207	6170942	520.15	526.45	4.67	6.30	GAP
		And	566.25	567.25	49.50	1.00	FW
JOY-12-677	599154	6170781	321.04	350.78	14.58	29.74	GAP
JOY-12-678	598827	6170985	230.50	231.50	50.30	1.00	GAP
JOY-12-679	599155	6170775	343.99	364.28	13.81	20.29	GAP
JOY-12-682	599155	6170775	374.60	375.60	27.20	1.00	GAP
		And	400.80	405.50	11.07	4.70	GAP
JOY-12-686	599287	6170925	642.40	648.33	8.16	5.93	GAP
JOY-12-688	599481	6170719	416.20	422.20	5.07	6.00	HW
JOY-12-689	599537	6170658	382.84	387.37	3.51	4.53	HW
		And	603.00	604.32	4.68	1.41	GAP
		And	607.50	609.08	5.03	1.58	GAP

Note: Composites were calculated using a 3.0 g/t Au cut-off grade and may include internal dilution. True widths are interpreted to be 75 to 95 percent of drilled width. Assay results are uncut.

Figure 2: Santoy Region Composite Longitudinal Section.

Claude Resources Inc.	Page 11

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

In addition to extending the mineralized system, the program discovered a sub-parallel lens to the Santoy Gap, approximately 150 metres to the east. These latest drill intercepts continue to affirm the high prospectivity of the Santoy Regional Shear Zone, hosting multiple deposits over a three kilometre strike length.

Based on the Santoy Gap inferred resource, positive exploration results and proximity to the existing Santoy 8 infrastructure, the Company has initiated an 850 metre long exploration drift to allow for infill drilling and upgrading of the inferred resource.

Figure 3: Map of the Santoy Region

L62 Zone

The L62 Zone is located approximately 200 metres from existing Seabee Underground infrastructure on multiple levels. Exploration of this Zone defined a resource base between 500 and 1,000 metres below surface. Drilling continued during the fourth quarter of 2012 and will continue through the first half of 2013. The deposit remains open up dip and results have been incorporated into the Company’s 2012 year-end Mineral Reserve and Mineral Resource update.

Claude Resources Inc.	Page 12

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Figure 4: Seabee Mine Composite Longitudinal Section (L62 Zone Discovery)

Seabee Regional

Exploration of the Seabee Regional area has included work in the Pine, Pigeon and Laonil Lake areas. Grass roots work has focused on examining these prospective regional structures.

Amisk Gold Project

The potential of the Amisk Gold Project continues to be critically evaluated by the Company. The Amisk Gold Project is located in the Flin Flon-Snow Lake Greenstone Belt. The project is host to the Amisk Gold Deposit as well as a large number of gold occurrences and prospects.

While the Amisk PEA is advanced, future exploration at Amisk during 2013 has been reduced and is dependent to some degree on the results of the Amisk PEA. The 2012 regional exploration campaign at Amisk investigated a number of high-priority targets, some of which warrant further testing in 2013. Consultants will be used to re-interpret historical geophysical data in order to rank and prioritize regional drill targets. Regional potential remains high and exploration maturity low. Field work and extensive compilation in 2012 have resulted in the emergence of an extensive list of exploration targets that are currently being prioritized for assessment in 2013. Completion of the Amisk PEA is expected during Q2 2013.

During 2012, the Company also staked an additional 16,033 hectares on the western portion of the Amisk Gold Project during 2012. During the second half of 2012, on the Company’s newly acquired claims and western block of the Amisk Gold Project, reconnaissance work occurred with the goal of identifying similarities to Amisk’s historical geology and for potential drill targets. The newly acquired claims host potential for Amisk-style gold-silver (“Au-Ag”) mineralization as well as conventional base-metal deposits typical of the Flin Flon belt. No drilling is planned for 2013 on the newly acquired claims; however, the Company expects to continue with target development, ranking and ground-base reconnaissance in the area.

Claude Resources Inc.	Page 13

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Trout Lake Mine
Hudbay
777 Mine
Hudbay
Flin
Flon
Amisk Gold Project
24,340 Ha
Newly Staked
16,033 Ha
Amisk Gold
Deposit
Denare
Beach
Konuto Mine
Hudbay
(closed)
Claude Resources Inc.
Discovering. Developing. Delivering.
Claude Resources Inc
Amisk Gold Property
Regional Location Map
Claude Exploration Group

Figure 5: Amisk Gold Project

Results from a summer historic core sampling program and 2011 and 2012 drilling expanded the mineralized system and confirmed grade continuity of the resource model. Gold and silver mineralization is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres. The system remains open to the southwest, southeast, northwest and at depth.

Claude Resources Inc.	Page 14

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Figure 6: Cross Section A-A’ of the Amisk Gold Property

The Company’s 2011 and 2012 drill programs at Amisk focused specifically on testing the limits of the mineralized footprint north of the current pit outline, targeting depth extension below the pit bottom and infill drilling to evaluate potential upgrade of categories in the resource estimate completed by SRK. Drilling successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.

Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs and argillite hosting disseminations, stringers and semi-massive intervals of pyrite, sphalerite, galena, tetrahedrite, pyrrhotite and chalcopyrite. Drill hole AL-11-319 confirmed continuity of gold mineralization within the southeastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.

The program tested from surface to in excess of 700 metres depth and was designed to expand the limits of the Amisk Gold deposit as well as infill within the northern and eastern portion of the deposit.

During 2011, the Company reported positive metallurgical testwork results at the Amisk Gold Project. Initial metallurgical testing indicates that gold and silver mineralization is amenable to conventional cyanide leaching. Results from testing on three composite samples from the Amisk Gold Deposit have returned an average of 89.4 percent recovery for gold, ranging from 85.2 percent to 91.7 percent and an average of 80.8 percent recovery for silver, ranging from 66.4 percent to 92.8 percent. Detailed results are presented in the table below.

Claude Resources Inc.	Page 15

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 7: Metallurgical Testwork Results, Amisk Gold Project

	Grade		Recovery (Cyanidation)		Size Fraction
Composite ID	Au (g/T)	Ag (g/T)	Au (%)	Ag (%)	P 80 (um)*
Low Grade	0.50	7.4	89.8	70.9	72
Medium Grade	0.85	9.2	85.2	88.9	146
Medium Grade	0.85	9.2	89.1	84.8	117
Medium Grade	0.85	9.2	91.0	92.8	72
High Grade	1.68	8.4	91.7	66.4	92

* Denotes size fraction of grind that 80 percent of material passed.

During 2012, in addition to focusing on growth of the gold and silver resource base, the presence of significant grades of zinc and lead in the hanging wall were evaluated and further evaluation of pit-proximal base-metal targets has resulted in advancement of these targets to a drill-ready stage. Work on the external Amisk PEA continued during 2012 and an initial draft is expected to be received during the second quarter of 2013. Looking forward at Amisk, exploration will focus on completion of preliminary economic studies and further evaluation of the underground potential.

Madsen Project

Following the four year advanced exploration program and moving into 2013, Claude plans to advance the Madsen project into a scoping level study as well as evaluate further surface exploration targets. The evaluation will provide key input into a decision to advance a Madsen PEA, conceptually evaluating the value and development potential of all significant resource domains.

The Madsen Mine property currently hosts a NI 43-101 compliant Indicated Resource of 928,000 ounces at 8.93 grams per tonne and an Inferred Resource of 297,000 ounces at 11.74 grams per tonne. The property also hosts significant surface and underground infrastructure including a permitted tailings facility, 500 tonne per day mill and a 1,250 metre deep shaft.

Figure 7: Madsen Longitudinal Section

Claude Resources Inc.	Page 16

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Figure 8: Madsen Property Overview

Exploration efforts at the Madsen Project continued to focus on the 8 Zone Trend which hosts the past-producing 8 Zone and is highly prospective for future high grade discoveries. During 2012, Phase II underground and surface drilling completed 16 holes totaling over 19,000 metres. Targeting the 8 Zone plunge and strike continuity as well as the Austin and McVeigh Tuff plunge continuity, the Company utilized two underground drill rigs, active on the 16th level, and one surface drill rig. Drilling continued to expand the 8 Zone plunge at depth and demonstrated significant depth extension to the Austin and McVeigh Tuff. Encouraging results were returned from the 2012 program, extending the 8 Zone system at depth and confirming conceptual potential beneath the Austin Tuff.

8 Zone

During 2012, Phase II underground drilling continued from the 16th level which provides the ideal drill platform to explore both at depth as well as the strike potential of the 8 Zone Trend. A total of nine drill holes, targeting the down plunge continuity of the 8 Zone, were completed in 2012. Drill holes MUG-12-20, -26, -28 and -30 confirmed plunge continuity, returning visible-gold bearing intercepts of up to 26.50 grams per tonne over 2.00 metres. Drill hole MUG-12-25b intercepted a strong footwall zone returning 14.55 grams per tonne over 2.00 metres. These intercepts confirmed the 8 Zone system 250 metres down plunge from historic mining as well as indicate potential for high grade, sub-parallel lenses. The system continues to remain open down plunge and along strike to the east.

Drill holes targeting the western strike continuity of the 8 Zone include MUG-11-19, MUG-12-21, -22, -23 and -24 (Figure 9). Drill hole 21 intercepted silicified, biotite-altered basalt and returned gold assays of 9.53 grams per tonne over 2.00 metres, approximately 850 metres below surface. This intercept is in the hanging-wall of the 8 Zone system and interpreted to correlate with and be an extension of the Austin Tuff. Importantly, 2011 drilling in this area intercepted several high grade intervals within the McVeigh Tuff. The combination of well-mineralized Austin and McVeigh intercepts, 500 metres along strike and west from historic stopes, indicates the potential for a new shoot development.

Claude Resources Inc.	Page 17

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Figure 9: 8 Zone Longitudinal Section

Drill holes targeting the strike continuity of the 8 Zone included MUG-11-10, 11, 13, 15, 17 and 19. Drill hole 13 and drill hole 17 intercepted silicified, biotite-altered basalt and returned 15.70 grams per tonne over 2.00 metres and 53.70 grams per tonne over 0.70 metres, approximately 950 metres below surface. These intercepts are in the hanging-wall of the 8 Zone system and interpreted to correlate with and be an extension of the McVeigh Tuff, located approximately 650 metres up-dip. The McVeigh Tuff hosts a current Indicated Resource of 115,000 ounces at 9.59 grams per tonne and has seen very limited drill testing below 350 metres. In addition to the McVeigh mineralization, the 8 Zone structure is developed in all holes completed along strike and is characterized by anomalous gold associated with biotite-altered, variably silicified basaltic and ultramafic lithologies.

Table 8: Summary of 2012 Phase II drill results from Madsen drilling
Hole-ID	From	To	Width (m)	Grade (g/t)	Zone

AD-11-01	2,376.0	2,378.0	2.0	14.30	Austin Tuff
AD-12-01b	1,887.0	1,889.0	2.0	3.43	Austin Tuff
AD-12-02a				Anomalous
MUG-11-18d				Anomalous
MUG-12-18d	821.0	823.0	2.0	6.52	8 Zone – Main
MUG-11-19				Anomalous
MUG-12-20	795.0	797.0	2.0	26.50	8 Zone - Main
and	882.9	884.2	1.3	8.12	8 Zone - FW
MUG-11-21	102.0	104.0	2.0	9.53	Austin Tuff
MUG-12-22				Anomalous
MUG-12-23				Anomalous
MUG-12-24	547.0	549.0	2.0	4.55	8 Zone - Main
MUG-12-25b	1,045.0	1,047.0	2.0	14.55	8 Zone - FW
MUG-12-26	833.0	834.5	1.5	12.00	8 Zone - Main

Claude Resources Inc.	Page 18

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 8: Summary of 2012 Phase II drill results from Madsen drilling
Hole-ID	From	To	Width (m)	Grade (g/t)	Zone

MUG-12-27				NSI
MUG-12-28	787.5	789.0	1.5	4.75	8 Zone – HW
and	834.0	835.5	1.5	29.60	8 Zone - Main
MUG-12-29	361.0	363.0	2.0	17.70	McVeigh Tuff
MUG-12-30	951.0	952.0	1.0	7.77	8 Zone - FW

*	Composites calculated using a 3 grams per tonne Au cut-off grade. Reported width is drilled length and interpreted to represent 65 - 85 percent of true width. NSI - No Significant Intercept. Anomalous - Assayed between 1 and 3 grams per tonne of gold.

Results obtained from 2011 and 2012 drilling have been encouraging and continue to demonstrate that the 8 Zone is a high grade gold system that has strong vertical continuity and remains open at depth and along strike to the northeast. Furthermore, the discovery of economic grades and widths hosted within the depth continuity of the McVeigh Tuff opens up significant exploration potential. During 2013, Claude plans to advance the Madsen project into a scoping level study as well as evaluate further surface exploration targets.

Austin and McVeigh Tuffs

In addition to Phase II underground drilling, the Company completed three deep surface drill holes to evaluate the Austin Tuff at elevations of 1,200 to 2,000 metres below surface. Drill holes AD-11-01, AD-12-01b and -02a intercepted widespread alteration and mineralization, returning gold assays of up to 14.30 grams per tonne over 2.00 metres. These holes are the deepest completed to date on the property and confirm the development of the Austin Tuff 700 metres below historic mine stopes. The Austin Tuff continues to remain open down plunge and along strike to the east.

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates. Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia and or the Seabee minesite lab. The former laboratory is ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

Mineral Reserves and Mineral Resources

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P.Eng., Vice President, Operations.

Seabee Gold Operation

At December 31, 2012, Proven and Probable Reserves in the Seabee Gold Operation were 1,575,200 tonnes, grading 6.14 grams per tonne or 311,100 ounces of gold. The Company’s Mineral Resources at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 344,200 ounces and Inferred Mineral Resources totalling 603,400 ounces.

Results obtained from drilling completed during 2012 from the Santoy Gap deposit were incorporated into and had a material impact on the Seabee Operation’s updated NI 43-101 resource calculation as at December 31, 2012 (Please see Claude news release “Claude Resources Inc. Increases Resource Base and Grade at Santoy Gap” dated December 3, 2012).

Claude Resources Inc.	Page 19

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 9: Seabee Gold Operation Mineral Reserves and Mineral Resources

Proven and Probable Reserves
	December 31, 2012			December 31, 2011
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	947,100	7.26	221,100	1,062,900	6.58	224,900
Santoy 8	628,100	4.45	89,900	997,100	4.08	130,600
Totals	1,575,200	6.14	311,100	2,059,900	5.37	355,600

Measured and Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	45,400	4.86	7,100	127,400	4.65	19,000
Santoy 8	59,300	3.28	6,200	12,600	5.04	2,000
Santoy Gap	994,000	8.80	281,200	-	-	-
Porky Main	160,000	7.50	38,600	160,000	7.50	38,600
Porky West	111,000	3.10	11,000	111,000	3.10	11,000
Totals	1,369,600	7.82	344,200	410,900	5.35	70,700

Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee	355,600	8.55	97,700	813,900	6.83	178,800
Santoy 8	518,700	5.91	98,600	850,000	5.46	149,300
Santoy Gap	1,875,000	5.92	356,900	2,321,000	6.63	495,000
Porky Main	70,000	10.43	23,500	70,000	10.43	23,500
Porky West	138,300	6.03	26,800	138,300	6.03	26,800
Totals	2,957,600	6.35	603,400	4,193,200	6.48	873,400

For the above table of reserves, the following mining and economic factors have been applied:

•	In 2012, mineral reserves and mineral resources estimates were conducted under the direction of Qualified Persons Brian Skanderbeg, P.Geo., Senior Vice President and Chief Operating Officer and Peter Longo, P.Eng., Vice President, Operations.
•	In 2011, mineral reserves and mineral resources were estimated by Claude personnel and audited by SRK.
•

Mineral Reserves and Mineral Resources estimates have been completed in accordance with CIM Standards and are reported in accordance with Canadian Securities Administrators’ NI 43-101. Mineral Resources are exclusive of Mineral Reserves.

•

Mineral Reserves and Mineral Resources are reported at a cut-off grade of 4.5 grams per tonne for the Seabee Mine and 3.0 grams per tonne for Santoy 8, Santoy Gap, Porky Main and Porky West.  This is based on a gold price of CDN $1,500 per ounce.

•	A dilution factor averaging approximately 15 percent is applied.
•	Historic stope recovery averages 85 percent.
•	A specific gravity of 2.8 to 2.9 is utilized in tonnage estimates.
•	All figures are rounded to reflect the relative accuracy of the estimates. Totals may not represent the sum of the parts due to rounding.
•	Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Amisk Gold Project

At the Amisk Gold Project, Claude’s independent NI 43-101 compliant resource calculation outlines an Indicated Resource of 921,000 ounces of 0.95 grams of Au Eq per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Table 10: Amisk Gold Project Consolidated Mineral Resource Statement*
	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
Resource Class	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of 87 percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of 50 degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Claude Resources Inc.	Page 20

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

The mineral resources for the Amisk Gold Project are sensitive to the selection of cut-off grade. The table below presents the quantity and grade estimates at a range of cut-off grades inside the conceptual pit shell considered for reporting the Mineral Resource Statement. A cut-off value of 0.4 grams of gold equivalent per tonne was selected based on optimization results and benchmarking against similar deposits.

Table 11: Global Block Model Quantity and Grade Estimates, Amisk Lake Gold Project at Various cut-off Grades.

Grade	Indicated			Inferred
Au Eq (gpt)	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq	Quantity (tonnes)	Au Eq (gpt)	Ounces Au Eq
0.10	47,496,802	0.70	1,068,940	102,734,810	0.36	1,189,080
0.20	44,036,914	0.75	1,061,865	72,604,675	0.45	1,050,433
0.30	37,422,417	0.83	998,622	45,000,464	0.57	824,675
0.40	30,150,090	0.95	920,881	28,653,135	0.70	644,854
0.50	23,533,117	1.09	824,702	19,446,358	0.82	512,676
0.60	18,322,858	1.25	736,367	13,665,490	0.94	412,994
0.70	14,359,129	1.41	650,936	9,491,034	1.07	326,504
0.80	11,418,785	1.58	580,054	6,659,786	1.20	256,941
0.90	9,206,976	1.76	520,980	4,825,758	1.34	207,903
1.00	7,606,617	1.93	471,998	3,589,543	1.48	170,802
1.50	3,472,946	2.80	312,642	1,078,945	2.16	74,928

Note: The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

For the Amisk Gold Project, an updated NI 43-101 resource statement, inclusive of all 2012 drilling, is will be completed in conjunction with the external Amisk PEA for the Amisk Gold Project.

Madsen Exploration Project

At the Madsen Exploration Project, Claude’s independent NI 43-101 compliant resource calculation outlines an Indicated Resource of 928,000 ounces of 8.93 grams per tonne and an Inferred Resource of 297,000 ounces at 11.74 grams per tonne.

Table 12: Consolidated Mineral Resource Statement (1) for the Madsen Mine, Ontario

Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)

Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	8 Zone		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	8 Zone		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

Note: mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S. $1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

Claude Resources Inc.	Page 21

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

The Company’s independent NI 43-101 Mineral Resource evaluation for the Madsen Mine was completed by SRK in December 2010. This Mineral Resource evaluation was based on historical exploration and mining data, Phase I underground drilling results up to September 27, 2009 and geological and resource modeling. The Mineral Resource evaluation was undertaken on the four separate zones, Austin, South Austin, McVeigh and 8 Zone that comprise the Madsen Gold Mine. The NI 43-101 Technical Report was filed on January 20, 2010.

The mineral resources of the Madsen Exploration Project are sensitive to the selection of cut-off grade. The global quantities and grade estimates at three gold cut-off grades are presented in Table 13. The reader is cautioned that the figures presented in this table should not be misconstrued with the mineral resource statement. The figures are only presented to show the sensitivity of the mineral resources to the selection of cut-off grade.

Table 13: Global block model quantities and grade estimates* at various cut-off grades.
Class	Zone	Quantity Tonnage (000’t)			Grade Gold (gpt)			Contained Metal Gold (000’oz)
	Cut-off (gpt Au)	3	4	5	3	4	5	3	4	5
Indicated	Austin‡	4,299	2,565	1,677	5.40	6.72	7.92	746	554	427
	South Austin#	1,553	1,140	850	6.85	8.08	9.32	342	296	254
	McVeigh‡	637	465	374	7.20	8.57	9.59	148	128	115
	Zone 8^	422	370	335	10.49	11.49	12.21	142	136	132
Inferred	Austin‡	782	288	108	4.04	5.12	6.30	101	47	22
	South Austin#	630	390	259	5.70	7.09	8.45	116	89	70
	McVeigh‡	155	105	104	5.33	6.09	6.11	27	21	20
	Zone 8^	321	320	317	17.93	17.98	18.14	185	185	185

* The reader is cautioned that the quantities and grade estimates in this table are not included in the resource statement for the MGP. The figures are presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

‡ Reported considering a geotechnical buffer of 15 feet (4.6 metres).

# Reported considering a geotechnical buffer of 10 feet (3.0 metres).

^ Reported with no geotechnical buffer.

Financial Results of Operations

Highlights

Table 14: Highlights of Financial Results of Operations

	Dec 31	Dec 31
	2012	2011

Revenue	$80,808	$69,659
Divided by ounces sold	48,672	44,632
Average Realized Price per Ounce (CDN$)	$1,660	$1,561

Production costs	$48,535	$40,542
Divided by ounces sold	48,672	44,632
Total cash costs per ounce (CDN$)	$997	$908

Net Cash Margin per Ounce Sold (CDN$)	$663	$653

Depreciation and depletion	$15,681	$11,407
Gross profit	$16,592	$17,710
Net profit	$5,569	$9,454
Earnings per share (basic and diluted)	$0.03	$0.06

Claude Resources Inc.	Page 22

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

The increase in ounces sold and in average realized price per ounce, partially offset by increased production costs, has positively impacted net cash margin per ounce sold year over year. The Company intends to improve profitability of the Seabee Gold Operation through a combination of improved grade control, cost controls and developing the production profile at lower cost satellite ore bodies, including Santoy 8 and eventually the Santoy Gap deposit. Also, in addition to external consultants being engaged to provide feedback and recommendations on improving operational efficiencies reducing unit operating costs, the Company anticipates that the continued contribution of the Santoy Mine Complex (including the Santoy 8 and Santoy Gap deposits), contribution of ore from the L62 Zone and completion of the shaft extension will be positive catalysts in improving production and lowering overall unit operating costs at the Seabee Gold Operation.

Figure 10: Average Gold Price Realized (CDN$)	Figure 11: Cash Cost and Margin Realized (CDN$)
Per Ounce Sold	Per Ounce Sold

Net Profit

For the year ended December 31, 2012, the Company recorded net profit of $5.6 million, or $0.03 per share, after a $3.0 million non-cash deferred income tax expense. This compares to a net profit of $9.5 million, or $0.06 per share, after a $0.4 million non-cash deferred income tax expense, for the year ended December 31, 2011 (2010 – $10.3 million, or $0.08 per share). Profit from continuing operations before income tax in 2012 was $8.5 million, or $0.05 per share (2011 - $9.8 million, or $0.06 per share; 2010 - $8.3 million, or $0.05 per share), reflecting a change in the Company’s deferred tax base year over year.

Three-year trend

The Company’s profit trends with changes in revenue, which has been significantly impacted by the price of gold, and is offset by increasing production costs attributable to increasing labour and input costs. Management is focused on continuing to pursue best practices intended to stabilize unit production costs and has engaged external consultants to provide additional feedback and recommendations on improving operational efficiencies.

Revenue

In the discussion below, gold revenues for the comparable figures in 2010, net of expenditures, from projects not yet in commercial production have not been included in earnings; rather, these amounts have been offset against the carrying value of the assets.

Gold revenue from the Company’s Seabee Gold Operation for the year ended December 31, 2012 increased 16 percent to $80.8 million from $69.7 million reported for the year ended December 31, 2011 (December 31, 2010 - $56.0 million).

Claude Resources Inc.	Page 23

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Three-year trend

The increase in gold revenue in 2012 was attributable to a six percent improvement in Canadian dollar gold prices realized (2012 - $1,660 (U.S. $1,661); 2011 - $1,561 (U.S. $1,578); and 2010 - $1,273 (U.S. $1,236)) and by increased gold sales volume (2012 – 48,672 ounces; 2011 – 44,632 ounces; and 2010 – 44,003 ounces). The increase in realized price for the year period ended December 31, 2012 reflects the increase in market gold prices which averaged U.S. $1,669 per ounce during 2012 compared to market gold prices of U.S. $1,572 per ounce during 2011 (2010 – U.S. $1,224).

Figure 12: Average Gold Price (London PM Fix – US$)

Production Costs

For the year ended December 31, 2012, mine production costs of $48.5 million (2011 - $40.5 million) were 20 percent higher year over year. This increase was primarily attributable to increased personnel, wage increases and increases in mining and maintenance costs.

Total cash cost per ounce of gold (2) for 2012 increased 10 percent to CDN $997 (U.S. $998) per ounce from CDN $908 (U.S. $918) in 2011, primarily as a result of the higher direct mining costs, including labour, energy, maintenance and consumable costs, year over year. The Company is continuing to pursue best practices with the intention of lowering these costs.

Depreciation and Depletion

For the year ended December 31, 2012, depreciation and depletion was $15.7 million (2011 - $11.4 million), up 38 percent year over year. These results are attributable to an increase in tonnes throughput and an increase in the Seabee Gold Operation’s asset base.

General and Administrative Expense

General and administrative expense for the year ended December 31, 2012 increased to $7.9 million, up 16 percent from the $6.8 million reported in 2011. The variances noted below primarily relate to increases in personnel, stock-based compensation and professional fees.

Table 15: Corporate General and Administrative Expense

	Dec 31	Dec 31
	2012	2011

Direct administration	$5,464	$4,788
Stock-based compensation	2,280	1,991
Deferred share units	153	-
Total General and Administrative	$7,897	$6,779

Claude Resources Inc.	Page 24

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Finance Expense

Finance expense includes interest expense, accretion expense and derivative gains or losses (if any). For the year ended December 31, 2012, finance expense was $1.5 million, down 52 percent from the $3.1 million reported during 2011. The decreases were attributable to the Company settling certain out-of-the-money derivative instruments during the third quarter of 2011.

Finance and Other Income

Finance and other income consists of interest income, production royalties pursuant to the Red Mile transactions and other income. For the year ended December 31, 2012, finance and other income of $1.5 million was relatively unchanged year over year.

Deferred Income Tax Expense

Deferred income tax expense for the year ended December 31, 2012 was $3.0 million (2011 - $0.4 million). This increase in this expense is primarily attributable to the recognition of previously unrecognized deferred tax assets in 2011 of approximately $3.8 million.

Liquidity, Financial Resources and Capital Structure

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents and short-term investments. The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued investment in maintenance and growth capital relating to the mining fleet and mine infrastructure.

The Company had bank indebtedness of $3.5 million at December 31, 2012 (December 31, 2011 - $2.5 million of cash and cash equivalents and short-term investments of $33.2 million).

At December 31, 2012, the Company had a working capital deficiency of $4.1 million (December 31, 2011 - surplus of $42.4 million). Included in the working capital calculation at December 31, 2012 are demand loans and outstanding debentures totaling $5.3 million and $9.7 million, respectively. Demand loans have been classified as current liabilities due to their demand feature. As the debenture is due in less than one year, its balance has been classified as a current liability.

Table 16: Working Capital and Current Ratio
	Dec 31	Dec 31	Percent
	2012	2011	Change

Current assets	$24,300	$52,004	(53)
Current liabilities	$28,397	$9,606	196
Working capital	$(4,097)	$42,398	(110)
Current ratio	0.86	5.4	(84)

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets or incur debt. The Company is not subject to externally imposed capital requirements.

Claude Resources Inc.	Page 25

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

The Company’s capital structure is comprised of a combination of short-term and long-term debt and shareholders’ equity.

The Capital structure of the Company is as follows:

Table 17: Schedule of Capital Structure of the Company
Capital Structure			December 31	December 31
	Interest	Maturity	2012	2011

Demand loan	Repaid during 2012		$-	$896
Demand loans	Prime + 1.50%	Jan-Apr/2015	5,337	-
Debenture	12.00%	May/2013	9,665	9,452
Total debt			$15,002	$10,348

Shareholders’ equity			192,364	172,895

Debt to equity			7.80%	5.99%

In January 2013, the Company expanded its current debt facilities with its existing bank to $25.0 million and executed a non-binding term sheet with CCP for an additional long-term debt facility of $25.0 million (please see financing section below). The new debt facilities are intended for the retirement of the Company’s outstanding debentures (which mature in May 2013), for expansion capital at the Seabee Gold Operation and for general working capital purposes.

Investing

Mineral property expenditures during 2012 were $62.5 million, an $11.3 million increase from 2011. Expenditures were comprised of Seabee Mine and shaft development of $22.3 million, exploration costs (focusing on the Santoy Gap deposit, Seabee North, Amisk and Madsen exploration projects) of $20.0 million and property, plant and equipment additions of $20.2 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion. The Company utilized its cash on hand and short-term investments to fund these additions.

Financing

Financing activities during 2012 included the issuance of 338,676 common shares (2011 – 235,614) pursuant to the Company’s Employee Share Purchase Plan and 75,402 common shares (2011 – 648,667) pursuant to the Company’s Stock Option Plan.

During 2012, the Company repaid $4.9 million of its demand loans and capital leases outstanding. The proceeds and repayments of demand loans relate to production equipment at the Seabee Gold Operation.

During the first quarter of 2013, the Company has expanded its current debt facilities with its existing financial institution, Canadian Western Bank (“CWB”), to $25.0 million and executed a non-binding term sheet with CCP for an additional long-term debt facility of $25.0 million.

CWB Financing Summary

The CWB facilities consist of leases, demand loans and of a line of credit. The debt expansion is structured as follows:

Claude Resources Inc.	Page 26

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Facility	Previous Amount	Current Amount
Line of Credit	$5,000,000	$10,000,000
Leases/Demand Loans	$7,000,000	$10,000,000
Revolving Loan	NIL	$5,000,000

Interest rates are both fixed and floating and carry a weighted average rate of approximately 4.5 percent.

CCP Financing Summary

Upon closing, the CCP offering is anticipated to consist of a five (5) year $25 million debt facility which carries an interest rate of 10 percent of the outstanding principal, compounded and payable monthly. Principal payments, due to begin in 2014, are payable monthly. The facility will include 5.75 million warrants at a strike price of $0.70 which can be exercisable at any time from the closing of the transaction to 5 years following the closing of the transaction.

Sources / Uses

Sources of Funds		Use of Funds *
CCP Term Loan	$25,000,000	Refinancing	$10,000,000
		Working Capital	$15,000,000
Total Sources	$25,000,000	Total Use	$25,000,000

* Approximate balances

Principal Repayment Terms

Period	Monthly Amount	Annual Amount
Months 1 - 12	NIL	NIL
Months 13 – 59	$300,000	$3,600,000
Due at Maturity		$10,900,000

Prepayment Terms

Months Following Closing	Prepayment Fee
Months 13 – 24	2%
Months 25 – 36	1%
Months 37 – 60	0%

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. The Company does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

Claude Resources Inc.	Page 27

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency risks. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

The Company did not have any derivative instruments outstanding at December 31, 2012 or December 31, 2011. The Company’s main interest rate risk arises from interest earning cash deposits that expose the Company to interest rate risk.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

The Company is exposed to equity securities price risk arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company’s available-for-sale equity investments are in junior resource companies listed on the TSX Venture Exchange.

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Accounts receivable comprise institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with high-rated banking institutions. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Contractual Obligations

The Company’s contractual and other obligations as at December 31, 2012 are summarized as follows:

Table 18: Schedule of Payments / Commitments due by Period
	Total	Less than 1 year	2-3 Years	4-5 Years	More than 5 years
Contractual Obligation

Demand loans	5,337	2,387	2,950	-	-
Interest on demand loans	276	191	85	-	-
Debenture	9,751	9,751	-	-	-
Debenture interest	458	458	-	-	-
Capital lease obligations	1,786	1,495	291	-	-
Interest on capital leases	58	56	2	-	-
Office lease	197	123	74	-	-
	17,863	14,461	3,402	-	-

Claude Resources Inc.	Page 28

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

During 2012 (and subsequent to December 31, 2012), the Company has been updating its decommissioning and reclamation plans for the Madsen and Seabee properties. It is expected that additional security (approximately $6.5 million) will need to be provided to the applicable regulatory authorities. However, the timing of this security has not yet been determined.

As noted above, near-term funding requirements pursuant to the redemption of its outstanding debentures (due on May 23, 2013), have placed the Company in a working capital deficiency. In order to address this working capital deficiency, the Company, subsequent to December 31, 2012, increased its current debt facilities with CWB to the following:

•	$10.0 million operating line of credit (previous amount: $5.0 million);
•	$10.0 million finance lease line (previous amount: $7.0 million); and
•	$5.0 million revolving loan (new).

In addition to the above, the Company has executed a non-binding term sheet with CCP for an additional long-term debt facility of $25.0 million (Note 22). As of the date of this MD&A, the Company is in negotiations to close the CCP debt facility. Management believes that repayment of the outstanding debentures will occur as required on May 23, 2013. If for any reason the Company is unable to close the CCP debt facility, it could have an impact on the Company’s ability to continue as a going concern and realize assets at their recognized values and to extinguish liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

Statements of Financial Position

Table 19: Select Statements of Financial Position Data
				Percent
	Dec 31	Dec 31	Dec 31	Change
	2012	2011	2010	2012 to 2011

Total assets	$234,517	$207,887	$136,369	13
Non-current liabilities	$13,756	$25,386	$11,266	(46)

The Company’s total assets were $234.5 million at December 31, 2012, compared to $207.9 million at December 31, 2011; Claude’s asset base primarily consists of non-current assets comprising mineral properties, reflecting the capital intensive nature of the exploration and mining business and the impact of the significant capital expenditures relating to its operations and exploration projects. The $26.6 million net increase resulted from increases of: $5.8 million in Inventories; $2.1 million in accounts receivable, attributable to the timing of gold sales and receipt of funds; and $57.8 million in Mineral properties attributable to Seabee Mine development and shaft extension, exploration costs (focusing on the Santoy Gap deposit, Seabee North, Amisk and Madsen exploration projects) and additions to property, plant and equipment. These increases were offset by decreases of: $35.7 million in Cash and cash equivalents and Short-term investments, attributable to the Company’s annual winter road resupply and investment in exploration and Seabee capital projects; $1.0 million in Deferred income tax asset attributable to a change in the Company’s deferred tax base; and $2.5 million in Investments due to the disposition of certain of the Company’s available for sale securities and a decrease in the market value of the remainder these securities.

Total liabilities were $42.2 million at December 31, 2012, up $7.2 million from December 31, 2011. This result was attributable to a $3.5 million increase in bank indebtedness and a $1.8 million increase in Accounts payable and accrued liabilities, attributable to the timing and payment of expenditures relating to consumables at the Seabee Gold Operation; a net increase of $2.3 million in the Company’s current and non-current Loans and borrowings attributable to demand loans obtained to fund a portion of the capital equipment resupply at the Seabee Gold Operation; an increase of $9.7 million to the Company’s current debenture payable (offset by a decrease to the long-term portion of the debenture payable) due to the debenture being payable in less than one year; and an increase of $1.1 million in Deferred income tax liability attributable to a change in the Company’s deferred tax base.

Claude Resources Inc.	Page 29

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Shareholders’ equity increased by $19.5 million to $192.4 million at December 31, 2012, from $172.9 million at December 31, 2011. This variance is attributable to an increase in Share capital of $12.7 million due to the issuance of Company stock pursuant to the acquisition of St. Eugene; an increase of $1.9 million to Contributed surplus, a $5.6 million decrease to Accumulated deficit, a result of the net profit for the year; and, a $0.6 million decrease to Accumulated other comprehensive income (loss).

Comprehensive income consists of net profit, together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the income statement. During the year ended December 31, 2012, other comprehensive income decreased to a loss of $0.03 million (December 31, 2011 – comprehensive income of $0.6 million) due to the Company’s disposition of certain available-for-sale securities.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to 2012 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.8 million, or $0.00 per share.

Grade

For a 0.25 gram per tonne movement in grade, earnings and cash flow will have a corresponding movement of CDN $3.6 million, or $0.02 per share.

Selected Quarterly Financial Data

For the quarter ended December 31, 2012, the Company recorded a net profit of $2.4 million, or $0.01 per share, compared to a net loss of $0.2 million, or $0.00 per share, for the comparable period in 2011.

Gold revenue generated during the fourth quarter was $21.2 million, a seven percent increase over the $19.9 million reported for the same period in 2011. This was a result of increased gold sales volume compared to the fourth quarter of 2011 (Q4 2012 – 12,732 ounces; Q4 2011 – 11,855 ounces) offset by slightly lower Canadian dollar gold prices realized Q4 2012 - $1,668 (U.S. $1,683); Q4 2011 - $1,678 (U.S. $1,641).

For the three months ended December 31, 2012, total mine operating costs were $10.5 million, down $2.9 million period over period. Operating efficiencies being implemented at the Seabee Gold Operation resulted in mining and maintenance costs being down period over period and resulted in a 27 percent decrease in Canadian dollar cash operating cost per ounce: Q4 2012 – CDN $822 (U.S. $829); Q4 2011 – CDN $1,130 (U.S. $1,105)

During the fourth quarter of 2012, depreciation, depletion and accretion of the Company’s gold assets of $4.4 million represented a 13 percent increase compared to the $3.9 million reported during the comparable period in 2011. These results are attributable to a larger asset base being depreciated period over period.

	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
	2012	2012	2012	2012	2011	2011	2011	2011

Tonnes milled	69,698	66,173	72,808	66,556	74,456	66,722	65,502	50,501
Grade processed (grams per tonne)	5.94	7.34	5.45	4.74	4.97	5.51	6.26	6.20
Ounces produced	12,700	15,100	12,200	9,600	11,300	11,300	12,600	9,500
Ounces sold	12,700	14,100	12,300	9,500	11,900	10,900	12,400	9,500

Claude Resources Inc.	Page 30

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31
	2012	2012	2012	2012	2011	2011	2011	2011
Gold sales ($ millions)	21.2	23.4	20.1	16.1	19.9	18.2	18.2	13.3
Net profit (loss) ($ millions)	2.4	3.0	0.7	(0.5)	(0.2)	2.6	5.2	1.8
Net profit (loss) per share (a)	0.01	0.02	0.00	(0.00)	0.00	0.02	0.03	0.01
Average realized gold price (CDN$ per ounce)	1,668	1,663	1,633	1,681	1,678	1,670	1,469	1,408
Average realized gold price (US$ per ounce)	1,683	1,671	1,616	1,679	1,641	1,704	1,518	1,428
Cash cost per ounce (b) (CDN$ per ounce)	822	920	1,082	1,236	1,130	871	717	924
Cash cost per ounce (b) (US$ per ounce)	829	924	1,071	1,234	1,105	888	741	938
Cash flow from operations before net changes in non-cash operating working capital ($ millions) (c)	9.4	8.6	5.3	2.6	7.2	5.7	8.3	3.6
Cash flow from operations per share	0.05	0.05	0.03	0.02	0.04	0.03	0.05	0.03

Weighted average shares outstanding (basic)	173,746	173,746	173,741	170,481	164,351	163,911	155,275	140,361

CDN$/US$ Exchange	0.9914	0.9949	1.0101	1.0012	1.0230	0.9804	0.9676	0.9861

(a)	Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(b)	Denotes a non-IFRS performance measure. For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section of this MD&A.
(c)	For an explanation of this performance measure, refer to the “Other Performance Measures” section of this MD&A.

The financial results for the last eight quarters reflect the following general trends: improved average realized gold price (which has improved gold revenue and net profit (loss)); lower grade attributable to more feedstock from the Santoy 8 deposit; and increasing cash cost per ounce.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Claude’s significant accounting policies are contained in Note 3 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Reserves

Estimation of reserves involves the exercise of judgment. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that, over time, reserve estimates may be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the results of drilling and exploration activities. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in reserve estimates, commodity prices and future operating and capital costs can have a significant impact on the impairment assessments of the applicable assets.

Valuation of Properties

Claude assesses the carrying values of its properties at the end of each reporting period, or more frequently if warranted by a change in circumstances, to determine whether any indication of impairment exists. If it is determined that carrying values of assets cannot be recovered, the unrecoverable amounts are written off against current earnings. Recoverability is dependent upon assumptions and judgments regarding future prices, costs of production, sustaining capital requirements and economically recoverable ore reserves. A change in assumptions may materially impact the potential impairment of these assets.

Claude Resources Inc.	Page 31

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Decommissioning and Reclamation

Claude’s mining, exploration and development activities are subject to various levels of Federal and Provincial Law as well as environmental regulations, including requirements for closure and reclamation. Management’s judgment and estimates are used when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2012 reporting period:

•	IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its financial statements.
•	IFRS 10, Consolidated Financial Statements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on its financial statements.
•	IFRS 11, Joint Arrangements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on its financial statements..
•	IFRS 12, Disclosure of Interests in Other Entities, was issued by the IASB in May 2011 and is effective for the Company beginning on January 1, 2013. It is expected that IFRS 12 will increase the current level of disclosure related to the Company’s interests in other entities upon adoption.
•	In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. The Company does not expect the adoption of this standard to have a material impact on its financial statements.
•	In June 2011, the IASB issued IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. The amendments stipulate the presentation of net profit and OCI and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The Company does not expect the adoption of the amendments to this standard to have a material impact on its financial statements.
•	In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company does not expect the amendments to IAS 28 to have a material impact on the financial statements.
•	In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7, Financial Instruments: Disclosures. The amendments to IAS 32 clarify that if an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013. These amendments are to be applied retrospectively. The Company does not expect the amendments to have a material impact on the financial statements.

Claude Resources Inc.	Page 32

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Business Risks

The profitability and operating cash flow of the Company is dependent on several factors: the quantity of gold produced, related gold prices, foreign exchange, operating costs, capital expenditures, exploration levels and environmental, health and safety regulations. These and other risk factors listed below relate to the mining industry in general while others are specific to Claude. A complete list of risk factors is contained within the Company’s Annual Information Form. Whenever possible, the Company seeks to mitigate these risk factors.

Inherent Exploration and Mining Risks

The exploration for and development of mineral deposits involves significant risks, which even the combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to guarantee that current or future exploration programs on existing mineral properties will establish reserves.

The level of profitability of the Company in future years will depend mainly on gold prices, the cost of production at the Seabee Operation and whether any of the Company’s exploration stage properties can be brought into production. Whether an ore body will continue to be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit such as: size, grade and proximity to infrastructure; precious metal prices, which cannot be predicted and which have been highly volatile in the past; mining costs; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and reclamation and closure obligations. The effect of these factors cannot be accurately predicted, but the combination of these factors may cause a mineral deposit that has been mined profitably in the past, such as the Seabee Operation, to become unprofitable. The Company is subject to the risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure.

The development of gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore, fluctuations in commodity markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, fluctuations in the U.S. dollar versus Canadian dollar exchange rate, allowable production, importing and exporting of minerals and environmental protection.

Gold Price Volatility

The economics of developing gold and other metal properties are affected by many factors, including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold, the Company may determine that it is impractical to commence or continue commercial production. The price of gold has fluctuated in recent years. During the year ended December 31, 2012, the market price per ounce for gold ranged from a low of U.S. $1,540 to a high of U.S. $1,792, with an average price of U.S. $1,669.

Any significant drop in the price of gold adversely impacts the Company’s revenues, profitability and cash flows. Also, sustained low gold prices can:

1.	Reduce production revenues as a result of cutbacks caused by the cessation of mining operations involving deposits or portions of deposits that have become uneconomic at the prevailing price of gold;
2.	Cause the cessation or deferral of new mining projects;
3.	Decrease the amount of capital available for exploration activities;
4.	Reduce existing reserves by removing ore from reserves that cannot be economically mined at prevailing prices; or,
5.	Cause the write-off of an asset whose value is impaired by the low price of gold.

Claude Resources Inc.	Page 33

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Gold prices may fluctuate widely and are affected by numerous industry factors, such as demand for precious metals, forward selling by producers and central bank sales and purchases of gold. Moreover, gold prices are also affected by macro-economic factors such as expectations for inflation, interest rates, currency exchange rates and global or regional political and economic situations. The current demand for and supply of gold affects gold prices, but not necessarily in the same manner as current demand and supply affects the price of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. If gold prices remain at low market levels for a sustained period, the Company could determine that it is not economically feasible to continue mining operations or exploration activities.

There can be no assurance that the price of gold will remain stable or that such price will be at a level that will prove feasible to continue the Company’s exploration activities, or if applicable, begin development of its properties, commence or, if commenced, continue commercial production.

Foreign Exchange Risk

The price of gold is denominated in U.S. dollars and, accordingly, the Company’s proceeds from gold sales will be denominated and received in U.S. dollars. As a result, fluctuations in the U.S. dollar against the Canadian dollar could result in unanticipated fluctuations in the Company’s financial results, which are reported in Canadian dollars. During the year ended December 31, 2012, the CDN$/US$ exchange rate ranged from a low of $0.9784 to a high of $1.0275, with an average of $0.9994.

Access to Funding

The Company’s ability to continue its production, exploration and development activities depends in part on its ability to generate revenues from its operations or to obtain financing through joint ventures, debt financing, equity financing and production sharing arrangements or other means.

The failure of the Company to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties. In addition, Management estimates that approximately $2.7 million is the minimum annual expenditure required to fulfill the Company’s intended exploration and dewatering programs in 2013.

At current gold prices and forecast production, Management believes operating cash flows will not be sufficient to fund the debenture maturing in May 2013. The Company expects that operating cash flows combined with the closing of the debt financing announced in January 2013 will provide sufficient funding for 2013 and the Q1 2014 winter road resupply at the Seabee Gold Operation.

Unfavourable Government Regulatory Changes

The Company’s exploration activities and mining operations are affected to varying degrees by government regulations relating to mining operations, the acquisition of land, pollution control and environmental protection, safety, production and expropriation of property. Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations. Failure to comply with the conditions set out in any permit or failure to comply with applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment. The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

Currently, all of the Company’s properties are subject to the federal laws of Canada and, depending upon the location of the Company’s properties, may be subject to the provincial laws of Saskatchewan and Ontario as well as local municipal laws. Mineral exploration and mining may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.

Operations may be affected in varying degrees by government regulations with respect to price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental and mine safety legislation.

Claude Resources Inc.	Page 34

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Aboriginal rights, Title Claims and the Duty to Consult May Delay Projects

Exploration, development and mining activities at the Company’s Saskatchewan and Ontario properties may affect established or potential treaty or Aboriginal rights, title or other claims held by Aboriginal groups, in these circumstances, First Nation and Métis, with related duty to consult issues. The Company is committed to effectively managing any impacts to such rights, title and claims and any resulting consultation requirements that may arise. However, there is no assurance that the Company will not face material adverse consequences because of the legal and factual uncertainties associated with these issues.

Failure to Effectively Manage the Company’s Tailings Facilities could Negatively Impact Gold Production

The Company’s Seabee Mill produces tailings. Managing these tailings is integral to gold production. The Seabee Operation’s East Lake and Triangle Lake tailings management facilities have the capacity to store tailings from milling ore from the Seabee Mill until approximately 2016. The Company is currently in the process of planning tailings capacity expansion beyond 2016. This will support the extension of Seabee’s mine life and provide additional tailings capacity to process ore from the Santoy 8 deposit and other potential sources such as Santoy Gap deposit within the Santoy Mine Complex. If the Company does not receive regulatory approval for new or expanded tailings facilities, gold production could be constrained.

Changes to Safety, Health and Environmental Regulations Could Have a Material Adverse Effect on Future Operations

Safety, health and environmental legislation affects nearly all aspects of the Company’s operations including exploration, mine development, working conditions, waste disposal, emission controls and protection of endangered and protected species. Compliance with safety, health and environmental legislation can require significant expenditures and failure to comply with such safety, health and environmental legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, clean-up costs resulting from contaminated properties, damages and the loss of important permits. Exposure to these liabilities arises not only from the Company’s existing operations, but from operations that have been closed or sold to third parties. Generally, the Company is required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. The Company is required to provide financial assurances as security for reclamation costs, which may exceed the Company’s estimates for such costs. The Company could also be held liable for worker exposure to hazardous substances and for accidents causing injury or death. There can be no assurances that the Company will at all times be in compliance with all safety, health and environmental regulations or that steps to achieve compliance would not materially adversely affect the Company’s business.

Safety, health and environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in safety, health and environmental laws and regulations may have on its operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent safety, health and environmental regulation. For example, emissions standards are poised to become increasingly stringent. Further changes in safety, health and environmental laws, new information on existing safety, health and environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, may require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on the Company.

Environmental and regulatory review is a long and complex process that can delay the opening, modification or expansion of a mine, extend decommissioning at a closed mine, or restrict areas where exploration activities may take place.

Claude Resources Inc.	Page 35

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Decommissioning and Reclamation Obligations May Constrain Production

Environmental regulators are demanding more and more financial assurances so that the parties involved, and not the government, bear the costs of decommissioning and reclaiming sites. Decommissioning plans have been filed for the Seabee and Madsen properties. These plans are reviewed, as necessary, or at the time of an amendment or renewal of an operating license. Regulators may conduct a further review of the detailed decommissioning plans, and this can lead to additional requirements, costs and financial assurances. It is not possible to predict what level of decommissioning and reclamation and financial assurances regulators may require in the future.

Imprecise Ore Reserves and Ore Grade Estimates may Negatively Impact Gold Production and Operating Profitability

Although the Company has assessed the Mineral Reserve and Mineral Resource estimates contained in this document and believes that the methods used to estimate such Mineral Reserves and Mineral Resources are appropriate, such figures are estimates. Estimates of Mineral Reserves and Mineral Resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, the indicated level of recovery of gold may not be realized. Market price fluctuations of gold may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to Mineral Reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Potential Shareholder Dilution Could Impact Share Price and New Equity Issues

As of December 31, 2012, there were stock options outstanding to purchase 6,948,527 common shares and share purchase warrants outstanding to purchase 1,693,200 common shares. Subsequent to December 31, 2012, and subject to due diligence, the Company may issue an additional 5,750,000 common share purchase warrants pursuant to a debt financing. These options and warrants, if fully exercised, would constitute approximately 7.6 percent of the Company’s resulting share capital. The exercise of such options or warrants and the subsequent resale of such shares in the public market could adversely affect the prevailing share market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury could result in immediate dilution to existing shareholders.

Industry Competition may Hinder Corporate Growth

The Company’s business is intensely competitive and the Company competes with other mining companies, some of which have greater resources and experience. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically, the technical expertise to find, develop and produce such properties, the labour to operate the properties and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a worldwide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. The Company’s inability to compete with other mining companies could have a material adverse effect on the Company’s results of operations and its business.

Claude Resources Inc.	Page 36

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Extreme and Persistent Weather Conditions could Cause Operating and Exploration Difficulties

The Company’s mining and exploration properties are all located in the northern portions of Saskatchewan and Ontario. Access to these properties and the ability to conduct work on them can be affected by adverse weather conditions. Adverse weather conditions can also increase the costs of both access and work on the Company’s properties.

Title to Company Properties Could be Challenged with Potential Loss of Ownership

Acquisition of title to mineral properties is a very detailed and time-consuming process. The Company believes it has investigated title to all of its mineral properties and has obtained title opinions with respect to its most significant properties. To the best of the Company’s knowledge, titles to all such properties are in good standing. For the Madsen property, Claude has searched title records for any and all encumbrances. For the Seabee and Amisk properties, the Company has examined property search abstracts from the Saskatchewan Ministry of the Economy as well as made inquiries and reviewed lease files from the Ministry. It has also received confirmation of title from Saskatchewan Environment.

The title to the Company’s properties could be challenged or impugned. The properties may have been acquired in error from parties who did not possess transferable title, may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

We May Not be Able to Hire Enough Skilled Employees to Support Operations

Many of the projects undertaken by the Company rely on the availability of skilled labour and the capital outlays required to employ such labour. The Company employs full and part time employees, contractors and consultants to assist in executing operations and providing technical guidance. In the event of a skilled labour shortage, various projects of the Company may not become operational due to increased capital outlays associated with labour. Further, a skilled labour shortage could result in operational issues such as production shortfalls and higher mining costs.

Uninsured Risks could Negatively Impact Profitability

In the course of exploration, development and production of mineral properties, certain risks and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire and flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increased costs and a decline in the value of the securities of the Company.

The Company is Subject to Evolving Corporate Governance and Public Disclosure Regulations that have Increased the Cost of Compliance and the Risk of Non-compliance

The Company is subject to changing rules and regulations promulgated by a number of Canadian and United States governmental and self-regulating organizations, including the Canadian Securities Administrators, the Toronto Stock Exchange, the U.S. Securities and Exchange Commission, the NYSE MKT and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity making compliance more difficult and uncertain. Efforts to comply with new regulations have resulted, and are likely to continue to result in, increased general and administrative expenses and a diversion of Management time and attention from revenue-generating activities to compliance activities.

Claude Resources Inc.	Page 37

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Due to the Company’s Canadian Jurisdiction, Investors may be Deterred from Trading Company Stock as it may be Difficult for United States (“U.S.”) Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located in Canada. Consequently, it may be difficult for U.S. investors to affect service of process in the U.S. upon the Company’s directors or officers or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Internal Controls Provide No Absolute Assurances as to Reliability of Financial Reporting

The Company has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls. Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

The Company is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. The Company’s failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reality of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

The Company is Subject to Certain Legal Proceedings and May Be Subject to Additional Litigation in the Future

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation of a non-material nature and may become involved in legal disputes in the future. Defence and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceedings will not have a material adverse effect on the Company’s financial position or results of operations.

Conflicts of Interest

Certain of the directors of the Company are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. As such, situations may arise where such directors are in a conflict of interest with the Company. The Company will resolve any actual conflicts of interest if and when the same arise in accordance with the Company’s Code of Ethics Policy.

Claude Resources Inc.	Page 38

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series. At December 31, 2012, there were 173,745,564 common shares outstanding. This compares to 164,630,231 common shares outstanding at December 31, 2011.

During 2012, the Company issued 414,078 common shares pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option plan. An additional 8,701,255 shares were issued as consideration for Claude’s acquisition of St. Eugene (please see Claude news release “Claude Resources Inc. Completes Acquisition of St. Eugene Mining Corporation Limited” dated February 2, 2012). Subsequent to December 31, 2012, Claude issued 2,065,812 common shares pursuant to the Company’s Employee Share Purchase Program. At March 27, 2013, there were 175,811,376 common shares of the Company issued and outstanding.

Outstanding Stock Options and Warrants

At December 31, 2012, there were 6.9 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.50 to $2.38 per share. This compares to 5.5 million director, officer and key employee stock options outstanding at December 31, 2011 with similar prices.

Table 20: Schedule of Outstanding Stock Options and Weighted Average Exercise Price
	December 31, 2012		December 31, 2011
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Beginning of period	5,484,250	$1.57	3,916,737	$1.15
Options granted	1,896,290	1.04	2,478,768	2.06
Options exercised	(75,402)	0.78	(648,667)	0.75
Options forfeited	(316,611)	1.82	(241,876)	1.86
Options expired	(40,000)	1.51	(20,712)	1.04
End of period	6,948,527	$1.43	5,484,250	$1.57

For options outstanding at December 31, 2012, the range of exercise prices, the number vested, the weighted average exercise price and the weighted average remaining contractual life are as follows:

Table 21: Schedule of Outstanding Stock Options by Price Range
	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.50 - $1.00	1,329,845	6.24	$0.72	846,512	6.03	$0.76
$1.01 - $1.50	2,633,731	5.86	1.20	2,199,898	5.79	1.19
$1.51 - $2.00	2,432,000	7.06	1.86	1,512,000	6.20	1.80
$2.01 - $2.38	552,951	7.80	2.30	338,903	7.53	2.26
	6,948,527	6.51	$1.43	4,897,313	6.08	$1.38

Claude Resources Inc.	Page 39

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

At December 31, 2012, there were 1.7 million common share purchase warrants outstanding. Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue. The range of exercise prices and dates of expiration of the warrants outstanding are as follows:

Table 22: Schedule of Warrants Outstanding
		Number			Number
Exercise		Outstanding at			Outstanding at
Price	Expiry Date	December 31, 2011	Granted	Expired	December 31, 2012

$1.60	May 22, 2013	1,693,200	-	-	1,693,200
$0.90	November 16, 2012	1,023,000	-	1,023,000	-
$1.77	April 7, 2012	-	319,545	319,545	-
$1.77	April 12, 2012	-	10,257	10,257	-
$3.17	March 31, 2012	-	79,980	79,980	-
$4.44	March 31, 2012	-	443,812	443,812	-
		2,716,200	853,594	1,876,594	1,693,200

The warrants granted during 2012 relate to outstanding warrants assumed as part of the St. Eugene acquisition completed in the first quarter.

Footnotes

(1)	Historically, Madsen results have been reported in ounces per ton and feet (Imperial).
(2)	See description and reconciliation of non-IFRS measures in the “Non-IFRS Performance Measures and Reconciliations” section of this MD&A.
(3)	See description and reconciliation of this performance measure in the “Other Performance Measures and Reconciliations” section of this MD&A.

Non-IFRS Performance Measures and Reconciliations

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position. These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Claude Resources Inc.	Page 40

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Table 23: Total Cash Cost per Gold Ounce Sold
	December 31	December 31
	2012	2011

Production cost (CDN$)	$48,535	$40,542
Divided by ounces sold	48,672	44,632
Total cash cost per ounce (CDN$)	$997	$908

CDN$ Exchange Rate	$0.9994	$0.9893
Total cash cost per ounce (US$)	$998	$918

Net Cash Margin

The Company uses net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by Management to analyze profitability trends and to assess the cash-generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. Management believes that this measurement illustrates the performance of the Company’s business on a consolidated basis and enables investors to better understand Claude’s performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.

The Company’s net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate net cash margin differently. This non-IFRS measure is calculated from realized gold price per ounce and total cash costs per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Claude Resources Inc.	Page 41

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Table 24: Net Cash Margin
	Dec 31	Dec 31
	2012	2011

Revenue	$80,808	$69,659
Divided by ounces sold	48,672	44,632
Average Realized Price per Ounce (CDN$)	$1,660	$1,561

Production costs	$48,535	$40,542
Divided by ounces sold	48,672	44,632
Total cash costs per ounce (CDN$)	$997	$908

Net Cash Margin per Ounce Sold (CDN$)	$663	$653

Other Performance Measures and Reconciliations

Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital

The Company uses Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital as a supplemental measure of its financial performance. The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies.

Table 25: Calculation of Cash Flow from Operations before Net Changes in Non-Cash Operating Working Capital
	Dec 31	Dec 31
	2012	2011

Net Profit	$5,569	$9,454
Adjustments for non-cash items:
Depreciation and depletion	15,681	11,407
Finance expense	388	361
Finance and other income	(1,248)	(1,109)
Loss (Gain) on investments	199	(35)
Stock-based compensation	2,280	1,991
Write-down of mineral property	-	851
Gain on sale of exploration property	-	(1,131)
Deferred income tax expense	2,972	364
	$25,841	$22,153
Weighted Average shares outstanding (basic)	172,993	156,062
Weighted Average shares outstanding (diluted)	173,232	158,410
Per share cash flows from operating activities (basic and diluted)	$0.15	$0.14

Disclosure Controls and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As at December 31, 2012, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators. This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that internal control over financial reporting is effective as at December 31, 2012.

No significant changes were made in our internal controls over financial reporting during the period ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Claude Resources Inc.	Page 42

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This annual report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, as filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Claude Resources Inc.	Page 43

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled “Business Risk” in this MD&A. These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this MD&A are made as of the date of this MD&A, being March 27, 2012 and, accordingly, are subject to change after such date. Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The forward-looking statements contained in this Management’s Discussion and Analysis are expressly qualified by these cautionary statements.

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites. Certain documents are also available on the Company’s website at www.clauderesources.com.

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Conversion Multiples

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply Metric Units by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Glossary of Financial Terms

Current ratio = (current asset / current liabilities)

Debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)

Working capital = (current asset – current liabilities)

Glossary of Technical Terms

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample. Technique usually involves firing/smelting.

Au Eq (“gold equivalent”) – a measure of contained metal expressed in equivalent gold grade.

Biotite – a widely distributed and important rock-forming mineral of the mica group.

Brecciated – broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chalcopyrite - a sulphide mineral of copper and iron.

Chlorite – a group of platy, monoclinic, usually greenish minerals.

Chloritic alteration – the replacement by, conversion into, or introduction of chlorite into a rock.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cross-cut - a horizontal opening driven from a shaft or haulage drift at an oblique or right angle to the strike of a vein or other orebody.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (i.e.: contributing material of the lowest assay that is included in a reserve estimate).

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Duty to Consult - governments in Canada may have a duty to consult with and potentially accommodate Aboriginal groups prior to making decisions which may impact lands and resources subject to established or potential treaty or Aboriginal rights, title or other claims. These governments, in turn, may delegate procedural aspects of this duty to industry.

Exploration – work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Prefeasibility Study.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture – a break or crack in rock.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Grade – the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granitoid – a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Head Grade – the average grade of ore fed into a mill.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous – a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Inferred Mineral Resource – is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Lithostructural – an assemblage of rocks that is unified on the basis of structural and lithological features.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Measured Mineral Resource - is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Mill - a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when material is mined.

Mineral Resource – a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

National Instrument 43-101 or NI 43-101 – National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Ounces - troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore - rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Ore Body - a sufficiently large amount of ore that can be mined economically.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Porphyry - any igneous rock in which relatively large crystals are set in a fine-grained groundmass.

Claude Resources Inc.	Page 47

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Prefeasibility Study – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve – the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve – the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Pulp - a mixture of ground ore and water.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Pyrrhotite - a bronze-colored, often magnetic iron sulphide mineral.

Qualified Person – an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Ramp - an inclined underground opening.

Sericite – a fine-grained potassium mica found in various metamorphic rocks.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Shrinkage Stoping – any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Specific Gravity - the ratio between the weight of a unit volume of a substance and that of a unit volume of water.

Stope - an underground excavation from which ore has been extracted, either above or below a level. Access to stopes is usually by way of adjacent raises.

Stratigraphy – the sequence of bedded rocks in a particular area.

Claude Resources Inc.	Page 48

2012 Annual Management's Discussion and Analysis (in thousands of CDN dollars, except as otherwise noted)

Tailings - Tailings consist of ground rock and process effluents that are generated in a mine processing plant or mill. Mechanical and chemical processes are used to extract gold from mine ore and produce a waste stream known as tailings. This process of product extraction is never 100 percent efficient, nor is it possible to reclaim all reusable and expended processing reagents and chemicals. The unrecoverable and uneconomic metals, minerals, chemicals, organics and process water are discharged, normally as slurry, to a final storage area commonly known as a Tailings Management Facility (TMF) or Tailings Storage Facility (TSF).

Till - is unsorted glacial sediment. Its content may vary from clays to mixtures of clay, sand, gravel and boulders. This material is typically derived from the subglacial erosion and incorporated by the moving ice of the glaciers of previously available unconsolidated sediments.

Tonne – a metric ton or 2,204 pounds.

Trenching - the process of exploration by which till is removed from a trench cut from the earth’s surface.

Vein – a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI - means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens. The working interest percentage is expressed before royalty interests.

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